UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                              Cellstar Corporation
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   150925204
                                 (CUSIP Number)

                                Timothy S. Durham
                               111 Monument Circle
                                   Suite 4800
                        Indianapolis, Indiana 46204-2415
                                 (317) 237-4122
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 28, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Timothy S. Durham
--------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [ ]
                (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
--------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        938,401
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        938,401
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          938,401
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.4%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Patrick J. O'Donnell
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        436,900
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        436,900
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          436,900
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.1%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Henri B. Najem, Jr.
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        78,100
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        78,100
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          78,100
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Anthony P. Schlichte
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        242,540
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        242,540
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          242,540
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------







                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         David Tornek
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        127,300
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        127,300
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          127,300
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.6%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------



                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Neil E. Lucas
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        176,200
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        176,200
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          176,200
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Terry G. Whitesell
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        34,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        34,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          34,000
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------






                                 SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Jonathan B. Swain
--------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]
                        (b) [X]
--------------------------------------------------------------------------------
      3. SEC USE ONLY

--------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

--------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        14,000
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        14,000
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,000
--------------------------------------------------------------------------------

      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.1%
--------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------







                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------


ITEM 1.  Security and Issuer

This constitutes Amendment No. 3 to the statement on Schedule 13D, dated February 23, 2006, relating to the common shares, $0.01 par value (the "Shares"), of CellStar Corporation, a Delaware corporation (the "Issuer"), with its principal executive offices at 601 S. Royal Lane, Carrollton, Texas 75019, as amended by Amendment No. 1 to such filing, dated March 3, 2006, and Amendment No. 2 to such filing, dated December 29, 2006.


ITEM 2.  Identity and Background

The persons filing this statement are Timothy S. Durham ("Durham"), Patrick J. O'Donnell ("O'Donnell"), Henri B. Najem, Jr. ("Najem"), Anthony P. Schlichte ("Schlichte"), David Tornek ("Tornek"), Neil E. Lucas ("Lucas"), Terry G. Whitesell ("Whitesell"), and Jonathan B. Swain ("Swain").

Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and as Chairman of Fair Holdings, Inc. The address of the principal offices of Obsidian Enterprises, Inc. and Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

Mr. O'Donnell is a citizen of the United States and his principle address is 200 West Adams Street, Chicago, Illinois, 60606. O'Donnell is retired from the UBS Investment Bank where he was the CIO and a member of its Management Board.

Mr. Najem is a citizen of the United States and his principal address is 11699 Fall Creek Road, Indianapolis, Indiana 46256. Mr. Najem owns Bella Vita restaurant. The address of the principal office of Bella Vita is 11699 Fall Creek Road, Indianapolis, IN 46256.

Mr. Schlichte is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is Executive Vice President of Obsidian Enterprises, Inc.

Mr. Tornek is a citizen of the United States and his principal address is 910 Lincoln Rd., Miami Beach, FL 33139. He is Proprietor of Touch Restaurant in South Beach.

Mr. Whitesell is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is President of Obsidian Enterprises, Inc.

Mr. Lucas is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is an attorney practicing in Indianapolis.

Mr. Swain is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. He is Vice President of Obsidian Enterprises, Inc.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price for the 2,047,441 shares purchased by the Reporting Entities was $2,509,402. The source of funds for the purchases was personal funds for Mr. Durham, Mr. O'Donnell, Mr. Najem, Mr. Schlichte, Mr. Tornek, Mr. Lucas, Mr. Whitesell, and Mr. Swain.



ITEM 4. PURPOSE OF TRANSACTION.

On April 28, 2007, counsel for Mr. Durham sent, on behalf of Mr. Durham, a letter to Issuer's counsel, memorializing the substantive part of a conversation between Mr. Durham and two members of the Board of Directors of the Issuer, John L. ("J.L.") Jackson and Dale V. Kesler, at a meeting on April 26, 2007. That letter is attached hereto as Exhibit __, and can be read to constitute proposals or plans that could result in one or more of the effects described in clauses (a) through (j) of Item 4 of the Schedule 13D form.

The Reporting Persons have met and will continue to meet with representatives of the Issuer and third parties, including other stockholders of the Issuer, to discuss the Reporting Persons' views with respect to the assets, capital structure, ownership and control of the Issuer. At any such meeting, the Reporting Persons may discuss the views expressed in the above-mentioned letter and may make proposals relating to changes in the assets, capital structure, ownership or control of the Issuer or discuss their views with respect to any proposals of others.

The Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional shares of Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise,
(v) seek to influence the selection by the Issuer of candidates for election to the Issuer's Board of Directors, (vi) seek to encourage one or more existing executives or Directors to resign from the Issuer's Board of Directors or not stand for election, (viii) seek appointment of one or more of the Reporting Persons to fill vacancies on the Board of Directors or (vii) take any other action with respect to the Issuer.

The Reporting Persons intend to use their position, including voting power, as stockholders of the Issuer to encourage changes in the Issuer's assets, capital structure, ownership or control or any transactions that they believe to be beneficial to their interests. Among other transactions the Reporting Persons may encourage are the types of transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form. The Reporting Persons may also consider supporting proposals by third parties to engage in such transactions. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on May 2, 2007, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,047,441 shares of Common Stock, representing approximately 9.7% of the Issuer's outstanding shares of Common Stock (based on the 21,027,205 shares stated to be outstanding as of April 2, 2007 in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2007, filed with the Securities and Exchange Commission on April 9, 2007).

     (b) Mr. Durham has sole voting and sole dispositive power with respect to 938,401 shares. Mr. O'Donnell has sole voting and sole dispositive power with respect to 436,900 shares. Mr. Najem has sole voting and sole dispositive power with respect to 78,100 shares. Mr. Schlichte has sole voting and sole dispositive power with respect to 242,540 shares. Mr. Tornek has sole voting and sole dispositive power with respect to 127,300 shares. Mr. Lucas has sole voting and sole dispositive power with respect to 176,200 shares. Mr. Whitesell has sole voting and sole dispositive power with respect to 34,000 shares. Mr. Swain has sole voting and sole dispositive power with respect to 14,000 shares.

     (c) In the past sixty days, no transactions in the common stock of the Issuer have been effected by any of the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures,loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1: Letter dated April 28, 2007, sent to Issuer's counsel on behalf of
	   Timothy S. Durham

Exhibit 2: Joint Filing Agreement.






                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2007


					/s/ Timothy S. Durham
					--------------------------
					Timothy S. Durham


					/s/ Patrick J. O'Donnell
					--------------------------
					Patrick J. O'Donnell


					/s/ Henri B. Najem, Jr.
					--------------------------
					Henri B. Najem, Jr.


					/s/ Anthony P. Schlichte
					--------------------------
					Anthony P. Schlichte


					/s/ David Tornek
					--------------------------
					David Tornek


					/s/ Neil E. Lucas
					--------------------------
					Neil E. Lucas


					/s/ Terry G. Whitesell
					--------------------------
					Terry G. Whitesell


					/s/ Jonathan B. Swain
					--------------------------
					Jonathan B. Swain









                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------



                                  EXHIBIT INDEX




Exhibit                        Description


1                     	       Letter dated April 28, 2007, sent to Issuer's
                               counsel on behalf of Timothy S. Durham

2	 		       Joint Filing Agreement







                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------


                                   EXHIBIT 1




April 28, 2007

VIA ELECTRONIC MAIL

William R. Hays, III
Haynes & Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas  75202

     Re:	CellStar Corporation

Dear Bill:

     The purpose of this letter is to thank you and representatives of your client, CellStar Corporation (the "Company"), for taking the time Thursday to meet with me, our client, Timothy S. Durham, and his associate, Pat O'Donnell, with regard to their views relating to management of the Company. To memorialize the substantive part of our conversation, our client expressed his view that without delay the Board of Directors of the Company should come to consist of between 5 and 7 persons, none of whom should be current or former officers or directors of the Company and all of whom should be persons nominated by or representing major stockholders of the Company. Our client also expressed the view that Mr. Durham and Mr. O'Donnell should each be members of the new Board of Directors.

     As we also discussed, our client believes that the major stockholders of the Company are better suited to conduct the Company's business in the foreseeable future in a manner that maximizes the value of the interests of all of the Company's stockholders than the existing Board of Directors.

     The Company is facing a number of very significant decisions in the near future. Since our client believes that a new Board of Directors able to confidently represent the interests of all of the Company's stockholders should manage the affairs of the Company, our client also believes that the current Board of Directors should refrain, to the extent possible, from making material corporate decisions until such time as a new Board of Directors is in place. Without limiting the generality of the foregoing, the current Board of Directors should refrain from entering into any employment agreements or other arrangements pursuant to which any person, including any officer or director of the Company,might receive an extraordinary payment or severance benefit as a result of the election of a new Board of Directors, or any other event. Our client does not believe that granting golden parachutes or similar employment related extraordinary benefits to any officers, directors or employees of the Company is in the best interest of the stockholders of the Company at the current time.

     Our client is eager to see the Company with a new Board of Directors. Toward that end, please contact me as soon as you are in a position to discuss taking definitive steps in that direction. Our client does not believe that delay in this matter is in the stockholders' collective best interest. If the current Board of Directors is unable or unwilling to move promptly toward a representative Board of Directors, including nominees of our client, our client can be expected, in the near term, to pursue other alternatives.

     Once again, thank you for your time.

					Yours very truly,



					/s/ Jeffrey M. Sone



					Jeffrey M. Sone


JMS:rr


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 150925204
--------------------------------------------------------------------------------


                                    EXHIBIT 2
                             Joint Filing Agreement

Each of the  undersigned  hereby  agrees and  consents to the filing of a single
Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission on behalf of the undersigned and the other persons listed in
Item 2 of the Schedule 13D in connection with their beneficial ownership of securities of Cellstar Corporation.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 3, 2006.




					/s/ Timothy S. Durham
					--------------------------
					Timothy S. Durham


					/s/ Patrick O'Donnell
					--------------------------
					Patrick O'Donnell


					/s/ Henri B. Najem, Jr.
					--------------------------
					Henri B. Najem, Jr.


					/s/ Anthony P. Schlichte
					--------------------------
					Anthondy P. Schlichte


					/s/ David Tornek
					--------------------------
					David Tornek


					/s/ Neil E. Lucas
					--------------------------
					Neil E. Lucas


					/s/ Terry G. Whitesell
					--------------------------
					Terry G. Whitesell


					/s/ Jonathan B. Swain
					--------------------------
					Jonathan B. Swain